Exhibit 20


NEWS

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IMMEDIATE RELEASE
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FORD REPORTS BETTER THAN EXPECTED FIRST QUARTER FINANCIAL RESULTS

     o First quarter loss of 6 cents per share, excluding unusual items, beats consensus estimate of a loss of 15 cents per share.
     o    European automotive operations earn $117 million.
     o    Automotive gross cash at $21.5 billion.
     o Revitalization Plan on track to meet or surpass 2002 earnings milestone.

DEARBORN, Mich., April 17 - Ford Motor Company [NYSE: F] today reported a net loss of $800 million, or 45 cents per share, in the first quarter of 2002. Excluding unusual items related to Statement of Financial Accounting Standards
(SFAS) Nos. 142 and 133, Ford lost $108 million, or 6 cents per share. Ford earned $1.13 billion, or 60 cents a share, before unusual items in the first quarter of 2001.

Ford's first quarter revenues were $39.86 billion, a 6 percent decline from last year's first quarter. Worldwide vehicle unit sales in the 2002 first quarter were 1,678,000, down 7 percent from a year ago.

"Our first quarter performance shows that our Revitalization Plan efforts are taking hold and we are heading in the right direction," said Bill Ford, chairman and CEO. "While there is still a great deal of uncertainty in our industry, the general economic climate is improving and we are on schedule to meet or surpass our 2002 earnings milestone."

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                                      -2-

In the first quarter, Ford began the launch of several all-new or significantly freshened products across its brand portfolio, including the Ford Expedition and European Ford Fiesta, Lincoln Navigator and Lincoln Town Car,
Mercury Grand Marquis, Jaguar S-Type R and Land Rover Range Rover. In addition, the company announced the return of the GT40 high-performance sports car, introduced key middle segment vehicles such as the Ford CrossTrainer and Ford Five Hundred and publicly debuted the Lincoln Aviator, Volvo XC90,
Mercury Marauder and European Ford Fusion.

Ford also benefited in the first quarter from strong sales of key new product introductions from Premier Automotive Group's Jaguar and Land Rover brands. The recently introduced Jaguar X-Type and Land Rover Freelander combined to make those brands No. 1 and No. 2, respectively, in year-to-date U.S. sales increases over the previous year.

First quarter 2002 results include a $708 million non-cash after-tax charge for the transition to a new accounting standard for goodwill (SFAS No. 142), which related to various investments in the automotive sector, and a $16 million non-cash after-tax benefit relating to the accounting standard for derivative instruments and hedging activities (SFAS No. 133).

The following discussion of our results excludes these unusual items, as well as any unusual items in our first quarter 2001 results:

AUTOMOTIVE OPERATIONS
Worldwide automotive operations lost $310 million in the first quarter, compared to a profit of $748 million year ago. Worldwide automotive revenues were $32.32 billion, compared with $34.65 billion a year ago.

Automotive gross cash at March 31 totaled $21.5 billion, including $2 billion previously funded employee benefit expenses through a Voluntary Employee Beneficiary Association trust.

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                                      -3-

North America: The first quarter loss in North America was $430 million. Earnings in the 2001 first quarter were $754 million. The decline was a result of significantly higher marketing costs and lower production.

Europe: Ford earned $117 million in the first quarter in Europe, compared with earnings of $88 million a year ago. The increase is largely explained by the elimination of goodwill amortization due to SFAS No. 142. Continued cost reductions and other improvements offset lower sales due to declining industry and production ramp-up for the new Ford Fiesta.

South America: Ford operations in South America lost $51 million, compared with a loss of $53 million a year ago. Results from the region continue to be affected by currency devaluations and weak economic conditions in Brazil and Argentina.

Rest-of-World: Operations from the rest of the world earned a profit of $54 million, compared with a loss of $41 million in the 2001 first quarter. The improvement was primarily due to smaller losses at Mazda.

FORD CREDIT
Ford Credit earned $242 million in the first quarter, down from $406 million a year ago. Results were lower primarily due to the unfavorable impact of securitizations and higher actual credit losses, offset partially by improved financing margins and higher levels of managed receivables. Increased securitizations over the past 12 months resulted in lower owned receivables and related revenue, offset partially by higher income on retained interests, excess spread and servicing fees. Higher actual credit losses reflected weaker economic conditions compared with a year ago.

HERTZ
Hertz reported a first quarter loss of $48 million, compared with a loss of $4 million in the first quarter a year ago. The loss was mainly attributable to lower rental volume in the U.S. resulting from a decline in travel.

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                                      -4-

OUTLOOK
"The U.S. economy is beginning to show signs of a recovery," said Nick Scheele, Ford president and chief operating officer. "As consumer confidence increases, we are well positioned with the many new products we are in the process of bringing to market."

Investors can hear a review of first quarter results by Martin Inglis, group vice president and chief financial officer, on the Internet at http://www.streetevents.com or http://www.shareholder.ford.com. The presentation will start at 9 a.m. EDT, April 17.

Ford Motor Company is the world's second largest automaker, selling vehicles in 200 markets and with approximately 350,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care.


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Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth or other factors; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; the availability of fuel or higher fuel prices; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities or other interruptions of supplies; and the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, increased warranty costs or litigation, insufficient credit loss reserves; and our inability to implement the Revitalization Plan.